Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Chiquita Brands International, Inc.’s ratio of earnings to fixed charges on a historical basis for each of the last five years ended December 31, 2003 and for the nine months ended September 30, 2004 and 2003.

	Reorganized Company				Predecessor Company
	Nine Months Ended September 30,		Year Ended December 31,	Nine Months Ended December 31,	Quarter Ended March 31,	Year Ended December 31,
	2004	2003	2003	2002	2002	2001		2000	1999
	(Dollars in Millions)
Earnings:
Income (loss) from continuing operations	$30.3	$85.7	$95.9	$(6.6)	$(189.7)	$(120.2)		$(109.1)	$(71.5)
Fixed charges (see below)	42.7	44.8	59.1	41.7	11.6	124.6		129.7	129.0
Income taxes	2.2	5.3	5.3	4.8	1.0	5.8		6.8	8.3
Income distributions of equity investees	0.2	1.7	1.7	1.8	0.2	1.7		1.9	2.8
Less: (income) loss from unconsolidated equity investees	(9.1)	(10.2)	(12.2)	(10.5)	(0.9)	1.7		2.9	(7.4)
Less: capitalized interest	—	—	—	—	—	—		(1.3)	(3.6)

Total earnings (as defined)	$66.3	$127.3	$149.8	$31.2	$(177.8)	$13.6		$30.9	$57.6

Fixed Charges:
Interest expense	$29.9	$32.3	$42.4	$30.3	$7.6	$111.2		$113.8	$105.1
Capitalized interest	—	—	—	—	—	—		1.3	3.6
Estimated interest component of rental expense	12.8	12.5	16.7	11.4	4.0	13.4		14.6	20.3

Total fixed charges (as defined)	$42.7	$44.8	$59.1	$41.7	$11.6	$124.6		$129.7	$129.0

Ratio of Earnings to Fixed Charges	1.55x	2.84x	2.53x	(a )	(a )	(a	)	(a )	(a )

(a)	For these periods, earnings were inadequate to cover fixed charges. The amount of the coverage deficiency was $10.5 million for the nine months ended December 31, 2002, $189.4 million for the quarter ended March 31, 2002, $111.0 million for the year ended December 31, 2001, $98.8 million for the year ended December 31, 2000, and $71.4 million for the year ended December 31, 1999.